Exhibit 23.7

Drewry Shipping Consultants Ltd., Drewry House, Meridian Gate, 213 Marsh Wall, London E14 9FJ, England

Telephone: +44 (0) 20 7538 0191 Facsimile: +44 (0) 20 7987 9396 Email: enquiries@drewry.co.uk Website: www.drewry.co.uk

March 17, 2010

Scorpio Tankers Inc.

9, Boulevard Charles III

Monaco 98000

Dear Sir/Madam:

Reference is made to the registration statement of Scorpio Tankers Inc. (the “Company”) and the included prospectus to be filed with the U.S. Securities and Exchange Commission (the “SEC”) on or about March 18, 2010 (as may be amended, the “Prospectus”) relating to the sale of the Company’s common shares. We hereby consent to all references to our name in the Prospectus and to the use of the statistical information supplied by us in the chart entitled “Oil Tanker Demand: 2000-2009” (the “Graph”) within “The International Tanker Industry” section of the Prospectus. We further advise the Company that our role has been limited to the provision of such statistical data supplied by us. With respect to such statistical data provided in the Graph, we advise you that:

(1) we have accurately described the relevant elements of the international tanker industry expressed in the Graph, subject to the availability and reliability of the data supporting the statistical and graphical information presented; and

(2) our methodologies for collecting information and data may differ from those of other sources and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the international tanker industry.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement filed with the SEC on or about March 18, 2010.

Yours faithfully

/s/ Nigel Gardiner

Nigel Gardiner
Managing Director
Drewry Shipping Consultants Ltd.

Drewry Shipping Consultants Limited – registered in London, England No. 3289135